PRESS RELEASE

SUN MEDIA CORPORATION ANNOUNCES PLAN TO OFFER US$200 MILLION
OF SENIOR NOTES AND ENTER INTO NEW BANK CREDIT FACILITIES OF
C$385 MILLION

Toronto, January 16, 2003 - Sun Media Corporation announced today that it plans to privately offer approximately US$200 million aggregate principal amount of Senior Notes. The offering is expected to be concurrent with, and is conditioned on, entering into new bank credit facilities of approximately C$385 million. The proceeds from the sale of the Senior Notes and the new bank credit facilities will be used to repay in full Sun Media’s borrowings under its existing bank credit facilities, redeem its two series of senior subordinated notes currently outstanding and pay a dividend of approximately C$220 million to its parent Quebecor Media Inc. (of which C$150 million will ultimately be used to reduce Vidéotron ltée’s long-term debt). The Senior Notes have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Information:

Claude Hélie Executive Vice President And Chief Financial Officer Quebecor Inc. Office: (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Portable: (514) 236-8742 lavoie.luc@quebecor.com